SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. N/A)<1>

                    THE PEREGRINE REAL ESTATE TRUST
                           (Name of Issuer)

                 COMMON SHARES OF BENEFICIAL INTEREST
                    (Title of Class of Securities)

                               713662013
                            (CUSIP Number)



                     Michael E. Cahill, Esq.
               Managing Director & General Counsel
                       The TCW Group, Inc.
              865 South Figueroa Street, Ste. 1800
                      Los Angeles, CA 90017
                         (213) 244-0000

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         January 24, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box    [  X  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
[FN]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             THE TCW GROUP, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) [ ]   (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS<1>
             00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
             NEVADA


                                      7     SOLE VOTING POWER
                                            1,094,469

 NUMBER OF SHARES                     8     SHARED VOTING POWER
                                            -0-

 BENEFICIALLY OWNED                   9     SOLE DISPOSITIVE POWER
 BY REPORTING PERSON WITH                   1,094,469

                                      10    SOLE DISPOSITIVE POWER
                                            -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               1,094,469

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES<1>
                                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               22.4%

14   TYPE OF REPORTING PERSON<1>
               HC, CO

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             ROBERT A. DAY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                  (a) [ ]   (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS<1>
             00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                              [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                      7     SOLE VOTING POWER
                                              1,094,469
 NUMBER OF SHARES                     8     SHARED VOTING POWER
                                              -0-
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9   SOLE DISPOSITIVE POWER
                                              1,094,469

                                     10   SOLE DISPOSITIVE POWER
                                              -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               1,094,469

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES<1>
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               22.4%

14    TYPE OF REPORTING PERSON<1>
               IN, HC


 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TRUST COMPANY OF THE WEST

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) [ ]   (b) [x]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS<1>
             00

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA



                                       7     SOLE VOTING POWER
                                                 339,285
 NUMBER OF SHARES

                                       8    SHARED VOTING POWER
                                                 -0-
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH              9  SOLE DISPOSITIVE POWER
                                                 339,285

                                      10  SOLE DISPOSITIVE POWER
                                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
             339,285

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES<1>
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               7.0%

14    TYPE OF REPORTING PERSON<1>
               CO

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW ASSET MANAGEMENT COMPANY

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) [ ]   (b) [x]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS<1>
             00

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA



                                      7     SOLE VOTING POWER
                                              755,184
 NUMBER OF SHARES
                                      8    SHARED VOTING POWER
                                                -0-
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9    SOLE DISPOSITIVE POWER
                                               755,184

                                     10    SOLE DISPOSITIVE POWER
                                               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               755,184

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES<1>
                                             [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               15.5%

14  TYPE OF REPORTING PERSON<1>
               CO, IA


1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) [ ]   (b) [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS<1>
             00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA


                                      7     SOLE VOTING POWER
                                               755,184
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                               -0-
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               755,184


                                      10   SOLE DISPOSITIVE POWER
                                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               755,184

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES<1>
                                              [ ]

13    AGEPERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               15.5%

14    TYPE OF REPORTING PERSON<1>
               PN, IA

 1     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS FUND IV

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [ ]   (b) [x]

 3     SEC USE ONLY

 4     SOURCE OF FUNDS<1>
             00

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA


                                      7     SOLE VOTING POWER
                                               317,396
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                               -0-
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               317,396

                                      10   SOLE DISPOSITIVE POWER
                                                -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               317,396

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES<1>
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               6.5%

14    TYPE OF REPORTING PERSON<1>
               PN

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS PLUS FUND

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [ ]   (b) [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS<1>
             00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA


                                      7     SOLE VOTING POWER
                                               339,286
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                               -0-
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               339,286

                                      10    SOLE DISPOSITIVE POWER
                                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               339,286

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES<1>                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               7.0%

14    TYPE OF REPORTING PERSON<1>
               PN


 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           TCW SPECIAL CREDITS TRUST IV

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) [ ]   (b) [x]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS<1>
             00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA


                                      7     SOLE VOTING POWER
                                               273,617

 NUMBER OF SHARES                     8     SHARED VOTING POWER
                                               -0-
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               273,617

                                      10    SOLE DISPOSITIVE POWER
                                               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               273,617

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES                   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               5.6%

14   TYPE OF REPORTING PERSON
               PN


 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS TRUST IVA

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) [ ]   (b) [x]

 3   SEC USE ONLY

 4  SOURCE OF FUNDS<1>
             00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA


                                      7     SOLE VOTING POWER
                                               65,668
 NUMBER OF SHARES
                                      8    SHARED VOTING POWER
                                               -0-
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9    SOLE DISPOSITIVE POWER
                                               65,668

                                     10    SOLE DISPOSITIVE POWER
                                               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               65,668

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               1.3%

14   TYPE OF REPORTING PERSON
               PN


ITEM 1.    SECURITY AND ISSUER.

      The equity securities to which this Statement on
Schedule 13D relates are the Common Shares of Beneficial Interest (the "Common Shares") of The Peregrine Real Estate Trust, a California real estate investment trust (the "Issuer"), with its principal executive offices located at 1300 Ethan Way, Suite 200, Sacramento, California 95825.

ITEM 2. IDENTITY AND BACKGROUND.

      This Statement is filed on behalf of

      (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

      (2)  Robert Day, an individual;

      (3) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

      (4) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

      (5) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner
           ("Special Credits");

      (6) Two California limited partnerships, TCW Special Credits Fund IV ("Fund IV") and TCW Special Credits Plus Fund (the "Plus Fund") (hereinafter referred to as the "Special Credits Limited Partnerships") of which Special Credits is the general partner; and

      (7) Two California collective investment trusts, TCW Special Credits Trust IV ("Trust IV") and TCW Special Credits Trust IVA ("Trust IVA") (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee.

      Special Credits, the Special Credits Limited Partnerships and the Special Credits Trusts are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO and the Special Credits Entities are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of a third party account (the "Special Credits Account") which invests in securities similar to those in which the Special Credits Entities invest.

      TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trust. TAMCO is an investment advisor and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and management services to the Special Credits Limited Partnerships. The Special Credits Limited Partnerships are investment partnerships which invest in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

      Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims such control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.

      (a)-(c) & (f)

      (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California,
90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:


Executive Officers
------------------
Robert A. Day                         Chairman of the Board &
                                      Chief
                                      Executive Officer
Ernest O. Ellison                     Vice Chairman of the Board
Marc I. Stern                         President
Alvin R. Albe, Jr.                    Executive Vice President,
                                      Finance & Administration
Thomas E. Larkin, Jr.                 Executive Vice President &
                                      Group Managing Director
Michael E. Cahill                     Managing Director, General
                                      Counsel & Secretary
David K. Sandie                       Managing Director, Chief
                                      Financial Officer & Assistant
                                      Secretary


      Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800,
Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------

Robert A. Day                         Chairman of the Board &
                                      Chief
                                      Executive Officer
Ernest O. Ellison                     Director & Vice Chairman
Thomas E. Larkin, Jr.                 Director & President
Alvin R. Albe, Jr.                    Director & Executive Vice
                                      President, Finance &
                                      Administration
Marc I. Stern                         Director, Executive Vice
                                      President, Managing
                                      Chief Investment Officer -
                                      International
Michael E. Cahill                     Managing Director, General
                                      Counsel & Secretary
David K. Sandie                       Managing Director, Chief
                                      Financial Officer &
                                      Assistant
                                      Secretary

      (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer and director is a citizen of the United States of American unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day                         Chairman of the Board & Chief
                                      Executive Officer
Thomas E. Larkin, Jr.                 Director & Vice Chairman of
                                      the Board
Marc I. Stern                         Director, Vice Chairman of the
                                      Board & Chief Investment
                                      Officer - International
Ernest O. Ellison                     Chief Investment Officer -
                                      Domestic Fixed Income
Alvin R. Albe, Jr.                    Director, Executive Vice
                                      President, Finance &
                                      Administration
Michael E. Cahill                     Managing Director, General
                                      Counsel & Secretary
David K. Sandie                       Managing Director, Chief
                                      Financial Officer & Assistant
                                      Secretary

      (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

      TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

      (v) Special Credits is the sole general partner of the Special Credits Limited Partnerships. See information in paragraph (iv) above regarding Special Credits and its general partners.

      (d)-(e)

      During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, the Special Credits Account nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      All shares reported herein were received by the Special Credits Entities and the Special Credits Accounts in connection with the effectiveness on October 7, 1994 of the Issuer's plan of reorganization under the United States Bankruptcy Code. The Issuer's obligations to Fund IV in connection with the Issuer's reorganization were satisfied in part by the issuance to Fund IV of 317,396 of the Issuer's Common Shares.

      The Plus Fund acquired its interests in the Issuer in connection with the effectiveness on October 7, 1994 of the Issuer's plan of reorganization under the United States Bankruptcy Code. The Issuer's obligations to the Plus Fund in connection with the Issuer's reorganization were satisfied in part by the issuance to the Plus Fund of 339,286 of the Issuer's Common Shares.

      Trust IV acquired its interests in the Issuer in connection with the effectiveness on October 7, 1994 of the Issuer's plan of reorganization under the United States Bankruptcy Code. The Issuer's obligations to Trust IV in connection with the Issuer's reorganization were satisfied in part by the issuance to Trust IV of 273,617 of the Issuer's Common Shares.

      Trust IVA acquired its interests in the Issuer in connection with the effectiveness on October 7, 1994 of the Issuer's plan of reorganization under the United States Bankruptcy Code. The Issuer's obligations to Trust IVA in connection with the Issuer's reorganization were satisfied in part by the issuance to Trust IVA of 65,668 Common Shares.

      The Special Credits Account acquired its interests in the Issuer in connection with the effectiveness on October 7, 1994 of the Issuer's plan of reorganization under the United States Bankruptcy Code. The Issuer's obligations to the Special Credits Account were satisfied in part by the issuance to the Special Credits Account of 98,502 Common Shares.

ITEM 4.    PURPOSE OF TRANSACTION.

      The TCW Related Entities acquired their Common Shares in the Issuer in the manner specified in Item 3. Subsequent to such acquisition, TCWG filed a Schedule 13G reporting the ownership of the Common Shares by such persons and that they were acquired in the ordinary course of business for investment purposes.

      Representatives of the TCW Related Entities have conferred with other creditors and shareholders of the Issuer, and have had discussions with the management and the Board of Trustees of the Issuer concerning alternatives available to the Issuer to enhance the value of the Issuer and its assets, including, among other things, the restructuring of the Issuer, the sale of individual assets of the Issuer, the refinancing of the Issuer's obligations, or the sale of the Issuer through the sale of all or substantially all of the assets of the Issuer to, or the merger or other business combination with, a third party. These discussions may result in a decision by the TCW Related Entities to pursue, in cooperation with the Issuer and/or other creditors and shareholders of the Issuer or otherwise, one or more restructuring options, which may include the replacement of all or a portion of the Board of Trustees of the Issuer, either at a special meeting of the shareholders or otherwise.

      The TCW Related Entities, individually or together, reserve the right, subject to applicable law, to seek proxies, consents and/or ballots in support of nominees at a special or scheduled meeting of shareholders or a subsequent meeting of shareholders or otherwise, or in support of or against other matters that may come before the Issuer's shareholders for their vote or consent.

      The TCW Related Entities intend to review on a continuing basis their respective investments in the Common Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Common Shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, the TCW Related Entities may, from time to time, retain or sell all or a portion of their respective holdings of the Common Shares in the open market or in privately negotiated transactions and such open market and privately negotiated purchases or sales may be made at any time without further prior notice. Any actions that the TCW Related Entities might undertake with respect to the Common Shares will be dependent upon their review of numerous factors, including, among other things, the availability of Common Shares for purchase and the price levels of such Common Shares, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Trustees of the Issuer, and other future developments.

      In addition to the possible actions described in the preceding paragraph, the TCW Related Entities and the other holders of shares of the Issuer's Preferred Shares (the "Preferred Shares"), which Preferred Shares are convertible into common shares of the Issuer in accordance with Section 5.2 of the Issuer's Restated Declaration of Trust (included as Exhibit II hereto), are entitled to designate one Trustee. On January 24, 1997, the TCW Related Entities, along with other holders of the Issuer's Preferred Shares, exercised their rights to designate such a Trustee by designating Roger Snell as such Trustee. The Preferred Shares are not convertible as of the date hereof or within 60 days hereof.

      Although the foregoing reflects activities presently contemplated by the TCW Related Entities with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the TCW Related Entities will take any of the actions referred to above or participate in a group that will take any of the actions referred to above. Except as set forth above, the TCW Related Entities have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date of this Schedule 13D, Fund IV beneficially owns 317,396 shares of the Issuer's Common Shares which is approximately 6.5% of the Issuer's outstanding Common Shares; the Plus Fund beneficially owns 339,286 shares of the Issuer's Common Shares which is approximately 7.0% of the Issuer's outstanding Common Shares; Special Credits, as the general partner of the Special Credits Limited Partnerships and as investment manager of the Special Credits Account may be deemed to beneficially own 755,184 of the Issuer's Common Shares which is approximately 15.5% of the Issuer's outstanding Common Shares.

      As of the date of this Schedule 13D, Trust IV beneficially owns 273,617 shares of the Issuer's Common Shares which is approximately 5.6% of the Issuer's outstanding Common Shares. Trust IVA beneficially owns 65,668 shares of the Issuer's Common Shares which is approximately 1.3% of the Issuer's outstanding Common Shares; TCW, as the trustee of the Special Credits Trusts, may be deemed to beneficially own 339,285 shares of the Issuer's Common Shares which is approximately 7.0% of the Issuer's outstanding Common Shares.

      TAMCO, as the managing partner of Special Credits may be deemed to beneficially own the Issuer's Common Shares held by the Special Credits Limited Partnerships and the Special Credits Account, all of which constitutes 755,184 shares or approximately 15.5% of the Issuer's outstanding Common Shares.

      TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own the Issuer's Common Shares deemed to be owned by the other TCW Related Entities and the Special Credits Account, all of which constitutes 1,094,469 shares of the Issuer's Common Shares (approximately 22.4% of the outstanding shares of the Issuer's Common Shares). TCWG, TCW, TAMCO and Special Credits each disclaims beneficial ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement. Bruce A. Karsh, Howard S. Marks, D. Richard Masson and Sheldon M. Stone each disclaim ownership of the shares of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that any of such individuals is the beneficial owner of any securities covered by this Statement.

      Mr. Day may be deemed to beneficially own the Issuer's Common Shares deemed to be owned by the other TCW Related Entities, all of which constitutes 1,094,469 shares of the Issuer's Common Shares (approximately 22.4% of the Issuer's outstanding Common Shares). Mr. Day disclaims beneficial ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

      (b) Special Credits, as the sole general partner of the Special Credits Limited Partnerships, has discretionary authority and control over all of the assets of the Special Credits Limited Partnerships pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Shares held by the Special Credits Limited
Partnerships.   In addition, Special Credits, as the investment
manager of the Special Credits Account, has discretionary authority and control over all of the assets of such account pursuant to the investment management agreement relating to such account, including the power to vote and dispose of the Issuer's Common Shares held in the name of the Special Credits Account. Therefore, Special Credits has the power to vote and dispose of 755,184 of the Issuer's Common Shares.

      TAMCO, as the managing general partner of Special Credits, also has the power to vote and dispose the Issuer's Common Shares held by Special Credits referenced above. Therefore, TAMCO has the power to vote and dispose of 755,184 of the Issuer's Common Shares.

      TCW, as the trustee of the Special Credits Trust, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreements for such trusts including the power to vote and dispose of the Issuer's Common Shares held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 339,285 of the Issuer's Common Shares.

      TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Shares that the other TCW Related Entities have power to vote and dispose, all of which constitutes 1,094,469 shares of the Issuer's Common Shares.

      (c) None of the TCW Related Entities, and to the best of their knowledge, none of their respective officers, directors or general partners has effected transactions involving the Issuer's Common Shares during the last 60 days.

      (d) The investment advisory clients of TCWG and the partners of the various partnerships managed by the TCW Entities have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securi-ties beneficially owned by each of TCWG and any of the other TCW Related Entities. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Shares. Neither Mr. Day nor TCWG nor any of the TCW Entities has a pecuniary interest in any of the Issuer's Common Shares reported herein.

      (e) Not applicable

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

      Special Credits, as general partner of the Special Credits Limited Partnerships, receives a fee for managing all the assets of each Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Account, receives a management fee for managing the assets of the Special Credits Account.

      TCW, as trustee of the Special Credits Trusts, receives a management fee for managing all the assets of Special Credits
Trusts.

      Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits in this
Schedule 13D:

Exhibit I: A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit II:   Restated Declaration of Trust of the Issuer.

                               SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of the 3rd of February, 1997.

THE TCW GROUP, INC.


___/s/___Mohan V. Phansalkar____
Mohan V. Phansalkar, Authorized Signatory


TRUST COMPANY OF THE WEST


___/s/____Kenneth Liang_________
Kenneth Liang, Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


__/s/_____Kenneth Liang_________
Kenneth Liang, Authorized Signatory

TCW SPECIAL CREDITS


__/s/_____Kenneth Liang_________
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IV


__/s/_____Kenneth Liang_________
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits
Fund IV


TCW SPECIAL CREDITS PLUS FUND


__/s/_____Kenneth Liang__________
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits Plus
Fund




TCW SPECIAL CREDITS TRUST IV



__/s/_____Kenneth Liang___________
Kenneth Liang, Authorized Signatory
of Trust Company of the West,
the trustee of TCW Special
Credits Trust IV

TCW SPECIAL CREDITS TRUST IVA



__/s/_____Kenneth Liang___________
Kenneth Liang, Authorized
Signatory of Trust Company
of the West, the trustee
of TCW Special Credits
Trust IVA


ROBERT A. DAY


By:__/s/____Mohan V. Phansalkar_____
   Mohan V. Phansalkar
   Under Power of Attorney dated
   January 30, 1996, on file with
   Schedule 13G Amendment No. 1 for
   Matrix Service Co. dated January 30, 1996

                              SCHEDULE I
                          BOARD OF DIRECTORS
                                  OF
                            TCW GROUP, INC.


All of the following individuals are directors of TCW Group, Inc.

Each director is a citizen of the United States of America unless otherwise specified below:


Howard P. Allen                       Harold R. Frank
Former Chairman & CEO                 Chairman of the Board
Southern California Edison            Applied Magnetics
Corporation                           75 Robin Hill Rd.
2244 Walnut Grove Blvd.               Goleta, CA 93017
Rosemead, CA 91770

John M. Bryan                         Carla A. Hill
Partner                               1200 19th Street, N.W.
Bryan & Edwards                       5th Floor
600 Montgomery Street, 35th Floor     Washington, D.C.  20036
San Francisco, CA 94111
                                      Dr. Henry A. Kissinger
Robert A. Day                         Chairman
Chairman of the Board                 Kissinger Associates, Inc.
Chairman and Chief Executive Officer  350 Park Avenue, 26th Floor
Trust Company of the West             New York, NY 10022
200 Park Avenue, Suite 2200
New York, New York 10166              Thomas E. Larkin, Jr.
                                      President
                                      Trust Company of the West
                                      865 S. Figueroa St. Suite 1800
                                      Los Angeles, CA 90017

Damon P. de Lazlo, Esq.               Kenneth L. Lay
Managing Director of Harwin           Chairman and Chief Executive
Engineers S.A., Chairman &            Officer
D.P. Advisors Holdings Limited        Enron Corp.
Byron's Chambers                      1400 Smith Street
A2 Albany, Piccadilly                 Houston, TX 77002-7369
London W1V 9RD - England
(Citizen of United Kingdom)           Michael T. Masin, Esq.
                                      Vice Chairman
Ernest O. Ellison                     GTE Corporation
Vice Chairman                         One Stamford Forum
Trust Company of the West             Stamford, CT 06904
865 S. Figueroa Street, Suite 1800
Los Angeles, CA 90017                 Edfred L. Shannon, Jr.
                                      Investor/Rancher
Marc I. Stern                         1000 S. Fremont Ave.
President                             Alhambra, CA 91802
The TCW Group, Inc.
865 S. Figueroa St., Ste. 1800        Robert F. Sims
Los Angeles, CA 90017                 Private Investor
                                      11828 Rancho Bernardo
                                      Box 1236
                                      San Diego, CA 92128

                                      Carla A. Hill
                                      1200 19th Street, N.W.
                                      5th Floor
                                      Washington, D.C. 20036


                                                Exhibit I

                      JOINT FILING AGREEMENT


      The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is in accurate.


Dated:  __________, 199_


                           The TCW Group, Inc.


                           By: __/s/ Mohan V. Phansalkar__
                                Mohan V. Phansalkar
                                Authorized Signatory

                           Robert Day

                           By:  __/s/ Mohan V. Phansalkar__
                                Under Power of Attorney dated
                                January 30, 1996 on file with
                                Schedule 13G for Matrix Service
                                Co. dated January 30, 1996

                                                  Exhibit II

                     RESTATED DECLARATION OF TRUST


Incorporated herein by reference is the Restated Declaration of Trust of the Issuer filed as Exhibit 3.1 to the Issuer's 8-K filed with the Commission on October 24, 1994.